Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-192197 on Form F-10, Registration Statement No. 333-186874 on Form F-3 and Registration Statement No. 333-181463 on Form S-8 and to the use of our reports dated February 26, 2014 relating to the consolidated financial statements of TELUS Corporation which expresses an unmodified opinion and includes an explanatory paragraph relating to the adoption of IAS 19, Employee Benefits (amended 2011) and the effectiveness of TELUS Corporation’s internal controls over financial reporting, appearing in this Annual Report on Form 40-F of TELUS Corporation for the year ended December 31, 2013.

/s/ “Deloitte LLP”
Chartered Accountants
Vancouver, Canada
March 14, 2014